Exhibit 99.1

Nevada Geothermal Power Inc. Announces that John Hancock Life Insurance Company is Engaged to Finance US$95 Million of Debt and to Apply for Loan Guarantee under the US Department of Energy’s Loan Guarantee Program

VANCOUVER, B.C. (October 13, 2009) -- Nevada Geothermal Power Inc. (NGP), (TSX-V: NGP, OTC-BB: NGLPF), today announced that it has mandated John Hancock Life Insurance Company (“John Hancock”) to be the exclusive debt provider for an up to US$95 Million Term Loan Facility for the Blue Mountain, 'Faulkner 1’ geothermal project.  The John Hancock Facility is expected to close in December 2009, subject to satisfactory project and legal due diligence, documentation and final credit approval.

Further to the above, on October 7, 2009, the U.S. Department of Energy (DOE) issued its first Loan Guarantee Solicitation under its Financial Institutions Partnership Program (FIPP).  The new DOE program is designed to facilitate long term financing for renewable development projects using commercial technology and applies to 80 percent of the loan amount.  DOE will make available up to $750 million to pay for the Credit Subsidy Cost of loan guarantees which it estimates will support guarantees for $4-8 billion in loans.  John Hancock, as Lender for the ‘Faulkner 1’ geothermal project, intends to make an application to DOE for a Loan Guarantee under the FIPP.

The interest rate per annum under the term facility will be fixed at the time of the funding date at the current yield to maturity on the U.S. Treasury securities with a term equal to the average life of the loan plus a spread.  Based on the today’s current treasury yield and depending on the DOE participation with a Loan Guarantee, the John Hancock facility would be priced between 5.0% and 7.5%.

The Loan Proceeds can be used for funding a Debt Service Reserve Account, for drilling additional geothermal wells planned to bring the ‘Faulkner 1’ plant up to its rated output of approximately 40MW (net) or 49.5MW (gross), and for partial repayment of the 14% TCW note.

In combination with anticipated proceeds from the Federal Investment Tax Credit/Grant offered under the American Recovery and Reinvestment Act (ARRA), NGP intends to recapitalize the Blue Mountain Faulkner 1 project.

“We are very pleased to have John Hancock supporting our project at Blue Mountain with their vast experience and long history in the geothermal industry,” said Brian Fairbank, President and Chief Executive Officer.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Investor Inquiries:

Paul Mitchell

Nevada Geothermal Power Inc.

Telephone: 604-638-8784

Toll Free: 866-688-0808 X118

Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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